UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-168983

Modern Mobility Aids, Inc.

(Exact name of registrant as specified in its charter)

350 1 First Canada Place, BOT, Toronto, Ontario, Canada	M5X 1C1
(Address of principal executive offices)	(Zip Code)

Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 30

Pursuant to the requirements of the Securities Exchange Act of 1934 Modern Mobility Aids, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	October 11, 2018	By:	\s\ Tito Di Marco
Tito Di Marco, Chief Executive Officer